Exhibit 99.1

Condensed consolidated interim financial statements of

Medicenna Therapeutics Corp.
(Expressed in Canadian Dollars)

For the three months ended June 30, 2020

Medicenna Therapeutics Corp.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian Dollars)

(Unaudited)

as at

	June 30, 2020	March 31, 2020
	$	$
Assets
Current assets
Cash and cash equivalents (Note 2d)	10,568,143	22,697,654
Marketable securities (Note 2d)	30,062,865	15,002,548
Prepaids and deposits	65,422	93,752
Other receivables	89,199	58,295
	40,785,629	37,852,249
Intangible assets (Note 11)	75,022	76,259
Right-of-use assets (Note 5)	58,922	67,760
	40,919,573	37,996,268

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 6)	1,488,504	1,779,883
Current portion of lease liability (Note 5)	36,265	35,344
	1,524,769	1,815,227
Lease liability (Note 5)	22,638	31,969
	1,547,407	1,847,196

Shareholders' Equity
Common shares (Note 7)	62,043,869	56,577,414
Contributed surplus (Notes 8 and 9)	10,506,203	10,389,926
Accumulated other comprehensive income	240,479	248,452
Deficit	(33,418,385)	(31,066,720)
	39,372,166	36,149,072
	40,919,573	37,996,268

Approved by the Board

/s/ Albert Beraldo	Director

/s/ Chandra Panchal	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

1

Medicenna Therapeutics Corp.

Condensed Consolidated Interim Statements of Operations

(Expressed in Canadian Dollars)

(Unaudited)

	Three months ended June 30, 2020	Three months ended June 30, 2019
	$	$
Operating expenses
General and administration (Note 13)	732,085	461,539
Research and development (Note 13)	1,813,105	828,442
Total operating expenses	2,545,190	1,289,981
Finance income	(145,857)	–
Foreign exchange (gain) loss	(47,668)	4,653
	(193,525)	4,653

Net loss for the period	(2,351,665)	(1,294,634)
Cumulative translation adjustment	7,973	(26,443)
Comprehensive loss for the period	(2,343,692)	(1,321,077)

Basic and diluted loss per share for the period	(0.05)	(0.05)

Weighted average number of common shares outstanding (Note 7)	48,340,838	28,615,168

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

Medicenna Therapeutics Corp.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	Three months	Three months
	ended June 30, 2020	ended June 30, 2019
	$	$
Operating activities
Net loss for the period	(2,351,665)	(1,294,634)
Items not involving cash
Depreciation	10,075	1,237
Stock based compensation	187,185	211,263
Government grant expense recoveries	–	(994,648)
Unrealized foreign exchange	42,669	951
Accrued interest	(60,318)	–
Changes in non-cash working capital
Other receivables and deposits	(2,574)	153,501
Accounts payable and accrued liabilities	(303,271)	(664,064)
	(2,477,899)	(2,586,394)
Investing activities
Purchase of marketable securities	(15,000,000)	–
	(15,000,000)	–
Financing activities
Repayment of lease liabilities	(8,410)	–
Government grant received (Note 10)	–	991,840
Issuance of share capital, net of issuance costs (Note 7)	4,850,967	–
Warrant and option exercises (Note 8 and 9)	544,580	269,586
	5,387,137	1,261,426
Effect of foreign exchange on cash	(38,749)	11,496
Net increase (decrease) in cash	(12,129,511)	(1,313,472)
Cash, beginning of period	22,697,654	2,370,976
Cash, end of period	10,568,143	1,057,504

Other non-cash transactions
Broker warrants issued	$68,503	$–

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

Medicenna Therapeutics Corp.

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Common shares issued and outstanding		Contributed Surplus	Accumulated other comprehensive income	Deficit	Total shareholders' equity
	Number	Amount
		$	$	$	$	$
Balance, March 31, 2019	28,578,137	16,615,648	8,633,395	157,165	(22,789,651)	2,616,557
Stock based compensation	–	–	211,263	–	–	211,263
Warrant and option exercises	224,655	376,440	(106,854)	–	–	269,586
Net loss and comprehensive loss	–	–	–	(26,443)	(1,294,634)	(1,321,077)
Balance, June 30, 2019	28,802,792	16,992,088	8,737,804	130,722	(24,084,285)	1,776,329
Stock based compensation	–	–	232,241	–	–	232,241
Net loss and comprehensive loss	–	–	–	89,229	(1,904,259)	(1,815,030)
Balance, September 30, 2019	28,802,792	16,992,088	8,970,045	219,951	(25,988,544)	193,540
Stock based compensation	–	–	389,440	–	–	389,440
Warrant and option exercises	605,311	1,178,018	(192,575)	–	–	985,443
Issued on October 2019 financing	5,307,693	5,319,361	810,608	–	–	6,129,969
Net loss and comprehensive loss	–	–	–	13,537	(2,389,463)	(2,375,926)
Balance, December 31, 2019	34,715,796	23,489,467	9,977,518	233,488	(28,378,007)	5,322,466
Stock based compensation	–	–	292,033	–	–	292,033
Warrant and option exercises	793,709	1,453,432	(335,641)	–	–	1,117,791
Issued on March 2020 financing	11,290,323	31,634,515	456,016	–	–	32,090,531
Net loss and comprehensive loss	–	–	–	14,964	(2,688,713)	(2,673,749)
Balance, March 31, 2020	46,799,828	56,577,414	10,389,926	248,452	(31,066,720)	36,149,072
Stock based compensation	–	–	187,185	–	–	187,185
Warrant and option exercises	304,607	683,991	(139,411)	–	–	544,580
Issued on April overallotment (Note 7)	1,693,548	4,782,464	68,503	–	–	4,850,967
Net loss and comprehensive loss	–	–	–	(7,973)	(2,351,665)	(2,359,638)
Balance, June 30, 2020	48,797,983	62,043,869	10,506,203	240,479	(33,418,385)	39,372,166

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

Medicenna Therapeutics Corp.
Notes to the condensed consolidated interim financial statements (unaudited)
June 30, 2020 and 2019
(Expressed in Canadian Dollars)

1.	Nature of business

Medicenna Therapeutics Corp. (“Medicenna” or the "Company") was incorporated as A2 Acquisition Corp. (“A2”) under the Alberta Business Corporations Act on February 2, 2015 and was classified as a Capital Pool Corporation ("CPC") as defined in Policy 2.4 of the TSX Venture Exchange Inc. (the "Exchange") Corporate Finance Manual. On March 1, 2017, the Company completed a qualifying transaction with Medicenna Therapeutics Inc. (“MTI.”) and the name of the Company was changed to Medicenna Therapeutics Corp. (the “Transaction”). MTI was identified for accounting purposes as the acquirer, and accordingly the entity is considered to be a continuation of MTI and the net assets of A2 at the date of the Transaction are deemed to have been acquired by MTI. These consolidated financial statements include the results of operations of Medicenna from March 1, 2017. On August 2, 2017 Medicenna graduated to the main board of the Toronto Stock Exchange. On November 13, 2017, Medicenna continued under the Canadian Business Corporations Act.

Medicenna has three wholly owned subsidiaries, Medicenna Therapeutics Inc. (“MTI”) (British Columbia), Medicenna Biopharma Inc. (“MBI”) (Delaware) and Medicenna Biopharma Inc. (“MBIBC”). (British Columbia).

The Company's principal business activity is the development and commercialization of Empowered Cytokines™ and Superkines for the treatment of cancer.

As at June 30, 2020, the head and registered office is located at 2 Bloor St W, 7th Floor, Toronto, Ontario, Canada.

2.	Basis of presentation and significant accounting policies

a)	Statement of compliance

These condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (IAS 34) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting and Interpretations Committee (“IFRIC”).

The condensed consolidated interim financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2020.

The condensed consolidated interim financial statements were approved by the Company’s Board of Directors and authorized for issue on July 31, 2020.

b)	Functional and presentation currency

The functional currency of an entity and its subsidiary is the currency of the primary economic environment in which the entity operates. The functional currency of the parent company is the Canadian dollar and the functional currency of MBI is the US dollar, the functional currency of MTI and MBIBC is the Canadian dollar and the presentation currency of the Company is the Canadian dollar.

c)	Significant accounting judgements, estimates and assumptions

The preparation of these unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates.

The unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed consolidated interim financial statements, and may require accounting adjustments based

5

Medicenna Therapeutics Corp.
Notes to the condensed consolidated interim financial statements (unaudited)
June 30, 2020 and 2019
(Expressed in Canadian Dollars)

2.	Significant accounting policies cont’d

on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The accompanying unaudited condensed consolidated interim financial statements are prepared in accordance with IFRS and follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended March 31, 2020. They do not include all of the information and disclosures required by IFRS for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed consolidated interim financial statements. Operating results for the three month period ended June 30, 2020, are not necessarily indicative of the results that may be expected for the full year ended March 31, 2021. For further information, see the Company’s audited consolidated financial statements including notes thereto for the year ended March 31, 2020.

d)	Cash and cash equivalents, marketable securities

Cash and cash equivalents

Cash equivalents include guaranteed investment certificates (June 30, 2020 - $5,000,773, March 31, 2020 - $20,004,153) with a maturity of 90 days or less. The Company has classified its cash and cash equivalents at fair value through profit or loss.

Marketable securities

Marketable securities consist of guaranteed investment certificates with a maturity of greater than 90 days and less than one year. The Company has classified its marketable securities at fair value through profit or loss.

COVID-19

In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic and we continue to evaluate the COVID-19 situation and monitor any impacts or any potential impacts to our business. The Corporation operates in a virtual manner and current operations have not been impacted in any material way by the health crisis. However, the pandemic does have an impact on our third party vendors which could result in the interruption of operations and result in development delays including the timing of the End of Phase 2 clinical study meeting for MDNA55 with the US FDA and the ongoing pre-clinical and future clinical activities related to MDNA11. We have required all of our employees to work from home and are asking business partners to engage us by telephone or video conference where possible, eliminating business travel and requiring self-isolation for employees travelling outside of Canada. As the COVID-19 health crisis further develops, we will continue to rely on guidance and recommendations from local health authorities, Health Canada and the Centers for Disease Control and Prevention to update our policies.

3.	Capital disclosures

The Company’s objectives, when managing capital, are to safeguard cash and cash equivalents as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its businesses.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue shares or issue debt (secured, unsecured, convertible and/or other types of available debt instruments).

There were no changes to the Company’s capital management policy during the year. The Company is not subject to any externally imposed capital requirements.

6

Medicenna Therapeutics Corp.
Notes to the condensed consolidated interim financial statements (unaudited)
June 30, 2020 and 2019
(Expressed in Canadian Dollars)

4.	Financial risk management

(a)	Fair value

The Company’s financial instruments recognized on the consolidated statements of financial position consist of cash and cash equivalents, marketable securities, government grant receivable, other receivables, and accounts payable and accrued liabilities. The fair value of these instruments, approximate their carrying values due to their short-term maturity.

Classification of financial instruments

Financial instruments measured at fair value on the statement of financial position are summarized into the following fair value hierarchy levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability.

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics, and management intent as outlined below:

Cash and cash equivalents and marketable securities are measured using Level 1 inputs and changes in fair value are recognized through profit or loss, with changes in fair value being recorded in net earnings at each period end.

Other receivables and government grant receivable are measured at amortized cost less impairments.

Accounts payable and accrued liabilities, deferred government grants and license fee payable are measured at amortized cost.

The Company has exposure to the following risks from its use of financial instruments: credit, interest rate, currency and liquidity risk. The Company reviews its risk management framework on a quarterly basis and makes adjustments as necessary.

(b)	Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The financial instruments that are exposed to concentrations of credit risk consist of cash and cash equivalents and marketable securities.

The Company manages credit risk associated with its cash and cash equivalents and marketable securities by maintaining minimum standards of R1-med or A-high investments and the Company invests only in highly rated Canadian corporations which are capable of prompt liquidation.

(c)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company believes that its exposure to interest rate risk is not significant.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles all of its financial obligations out of cash and cash equivalents. The ability to do so relies on the Company maintaining sufficient cash in excess of anticipated needs. As at June 30, 2020, the Company’s liabilities consist of accounts payable and accrued liabilities that have contracted maturities of less than one year.

7

Medicenna Therapeutics Corp.
Notes to the condensed consolidated interim financial statements (unaudited)
June 30, 2020 and 2019
(Expressed in Canadian Dollars)

4.	Financial risk management cont’d

(e)	Currency risk

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk from employee costs as well as the purchase of goods and services primarily in the United States and cash and cash equivalent balances held in foreign currencies. Fluctuations in the US dollar exchange rate could have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease in loss and comprehensive loss for the three months ended June 30, 2020 of $364,968 (June 30, 2019 - $83,037).

Balances in US dollars are as follows:

	June 30, 2020	March 31, 2020
	$	$
Cash and cash equivalents	3,534,009	134,835
Accounts payable and accrued liabilities	(858,490)	(899,992)
	2,675,519	(765,157)

5.	Right of use asset and lease liability

The Company recognized a right-of-use asset based on the amount equal to the lease liability, adjusted for any related prepaid and accrued lease payments previously recognized. The lease liability was recognized based on the present value of remaining lease payments, discounted using the incremental borrowing rate at the date of initial application. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or rate, and amounts expected to be paid under residual value guarantees. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period as incurred.

The carrying amounts of the Company’s right-of-use assets and lease liabilities and movements during the fiscal year were as follows:

	Right of Use Asset	Lease Liability
	$	$
Balance, March 31, 2020	67,760	67,313
Depreciation	(8,838)	–
Lease payments	–	(10,365)
Lease interest	–	1,955
Balance, June 30, 2020	58,922	58,903

Classification:
Current portion of lease liability	–	36,265
Long-term portion of lease liability	–	22,638
	–	58,903

8

Medicenna Therapeutics Corp.
Notes to the condensed consolidated interim financial statements (unaudited)
June 30, 2020 and 2019
(Expressed in Canadian Dollars)

6.	Accounts payable and accrued liabilities

	June 30, 2020	March 31, 2020
	$	$
Trade payables	517,647	456,241
Accrued liabilities	970,857	1,323,642
	1,488,504	1,779,883

7.	Share capital Authorized

Unlimited common shares

Equity Issuances

On March 17, 2020, the Company completed a public offering raising total gross proceeds of $35,000,001. The Company issued 11,290,323 common shares at $3.10 per share and issued a 15% overallotment option to the underwriters. The Company paid commission to the agents totaling $2,450,000, share issuance costs of $459,470 and issued 790,323 warrants to the agents exercisable into one common share of the Company at an exercise price of $3.10 for a period of twenty-four months. The fair value of the warrants issued was determined to be $456,016.

On April 15, 2020 the Company announced the full exercise of the overallotment option, issuing an additional 1,693,548 common shares at $3.10 per share for additional proceeds of $5,249,999. The Company paid commission to the agents totaling $367,500, share issuance costs of $31,532 and issued 118,723 warrants to the agents exercisable into one common share of the Company at an exercise price of $3.10 expiring on March 17, 2022. The fair value of the warrants issued was determined to be $68,503.

Calculation of loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding. For the three months ended June 30, 2020 and 2019 the calculation was as follows:

	Three months ended June 30, 2020	Three months ended June 30, 2019
Common shares issued and outstanding, beginning of period	46,799,828	28,578,137
Shares issued on overallotment	1,414,392	–
Effect of warrant and option exercises	126,618	37,031
Weighted average shares outstanding, end of period	48,340,838	28,615,168

The effect of any potential exercise of the Company's stock options and warrants outstanding during the period has been excluded from the calculation of diluted loss per common share as it would be anti- dilutive.

9

Medicenna Therapeutics Corp.
Notes to the condensed consolidated interim financial statements (unaudited)
June 30, 2020 and 2019
(Expressed in Canadian Dollars)

8.	Warrants

Warrant continuity:

	Number of Warrants	Weighted average exercise price
Balance outstanding at March 31, 2019	5,145,083	$1.65
Warrants exercised during the period	(224,655)	1.20
Warrants exercisable at June 30, 2019 and September 30, 2019	4,920,428	$1.67
Common share purchase warrants issued in the financing	2,653,846	1.75
Broker warrants issued in the financing	350,134	1.30
Warrants exercised during the period	(605,311)	$1.63
Warrants exercisable at December 31, 2019	7,319,097	$1.68
Broker warrants issued in the March 2020 financing	790,323	3.10
Warrants exercised during the period	(793,709)	$1.41
Warrants outstanding at March 31, 2020	7,315,711	$1.86
Warrants exercised during the period	(283,184)	$1.92
Broker warrants issued in overallotment	118,723	$3.10
Warrants outstanding at June 30, 2020	7,151,250	$1.88

The following warrants were exercised during the three months ended June 30, 2020:

Number of Warrants	Exercise Price	Proceeds	Expiry Date
	$	$
50,000	1.20	60,000	December 21, 2023
4,500	1.75	7,875	October 17, 2022
99,675	3.10	308,993	March 17, 2022
129,009	1.30	167,712	October 17, 2021
283,184		544,580

At June 30, 2020, warrants were outstanding and exercisable, enabling holders to acquire common shares as follows:

Number of Warrants	Exercise Price	Expiry Date
	$
57,500	1.20	December 21, 2020
1,288,000	2.00	April 5, 2021
163,000	2.00	April 5, 2021
82,494	1.30	October 17, 2021
1,379,083	2.00	January 1, 2022
809,196	3.10	March 17, 2022
1,953,977	1.75	October 17, 2022
1,418,000	1.20	December 21, 2023
7,151,250

10

Medicenna Therapeutics Corp.
Notes to the condensed consolidated interim financial statements (unaudited)
June 30, 2020 and 2019
(Expressed in Canadian Dollars)

9.	Stock options

There were no stock options granted in the three months ended June 30, 2020.

During the three months ended June 30, 2019 the Company granted 200,000 stock options exercisable at $1.38 per share. 50,000 of the options granted vest 50% after one year, 25% after two years and 25% after three years, 150,000 of the options vest 50% on September 1, 2019 and 50% on December 1, 2019 and have a ten-year life.

Stock option transactions for the three months ended June 30, 2020 and 2019 are set forth below:

	Number of options	Weighted average exercise price
Balance outstanding at March 31, 2019	3,275,000	$1.67
Granted	200,000	1.38
Forfeited	(100,000)	1.09
Balance outstanding at June 30, 2019 and September 30, 2019	3,375,000	$1.67
Granted	1,030,000	1.30
Forfeited	(275,000)	$1.91
Balance outstanding at December 31, 2019 and March 31, 2020	4,130,000	$1.56
Forfeited	(3,577)	1.00
Exercised	(21,423)	1.00
Balance outstanding at June 30, 2020	4,105,000	$1.56

The following table summarizes information about stock options outstanding at June 30, 2020:

	Options Outstanding			Options Exercisable
Exercise Prices	Options	Weighted average remaining contractual life	Weighted average exercise price	Options	Weighted average exercise price
$		Years	$		$
0.00-1.00	1,125,000	7.85	1.00	650,000	1.00
1.01-1.50	1,230,000	8.08	1.31	325,000	1.34
1.51-2.00	950,000	6.63	2.00	712,500	2.00
2.01-2.88	800,000	6.01	2.23	650,000	2.28
	4,105,000	7.28	1.56	2,337,500	1.71

10.	Government assistance

CPRIT assistance

In February 2015, the Company received notice that it had been awarded a grant by the Cancer Prevention Research Institute of Texas (“CPRIT”) whereby the Company is eligible to receive up to US$14,100,000 on eligible expenditures over a three year period related to the development of the Company’s phase 2b clinical program for MDNA55. In October 2017 the Company was granted a one year extension to the grant allowing expenses to be claimed over a four year period ending February 28, 2019. On February 4, 2019 the Company was approved for a further six month extension ending August 31, 2019, on July 25, 2019 an additional six month extension was granted to February 28, 2020 and on January 6, 2020 an additional six month extension was granted to August 28, 2020.

Of the US$14.1 million grant approved by CPRIT, Medicenna has received US$12.7 million from CPRIT as of June 30, 2020. The Company is eligible to receive the remaining US$1.4 million upon the achievement of certain criteria as determined by CPRIT, from time to time. There can be no assurances that the balance of such grants will be received from CPRIT.

11

Medicenna Therapeutics Corp.
Notes to the condensed consolidated interim financial statements (unaudited)
June 30, 2020 and 2019
(Expressed in Canadian Dollars)

10.	Government assistance cont’d

Ongoing program funding from CPRIT is subject to a number of conditions including the satisfactory achievement of milestones that must be met to release additional CPRIT funding, proof the Company has raised 50% matching funds and maintaining substantial functions of the Company related to the project grant in Texas as well as using Texas-based subcontractor and collaborators wherever possible. There can be no assurances that the Company will continue to meet the necessary CPRIT criteria, satisfactorily achieve milestones, or that CPRIT will continue to advance additional funds to the Company.

If the Company is found to have used any grant proceeds for purposes other than intended, is in violation of the terms of the grant, or relocates its MDNA55 related operations outside of the state of Texas, then the Company is required to repay any grant proceeds received.

Under the terms of the grant, the Company is also required to pay a royalty to CPRIT, comprised of 3-5% of revenues on net sales of MDNA55 until aggregate royalty payments equal 400% of the grant funds received at which time the ongoing royalty will be 0.5%.

During the three months ended June 30, 2020, the Company did not receive any funds from CPRIT (2019: $991,840). The amount receivable at June 30, 2020 of $Nil ((2019 - $2,399,295 (US $1,833,483)), represented funds spent on grant expenditures, but not yet reimbursed.

11.	Commitments

Intellectual Property

On August 21, 2015, the Company exercised its right to enter into two license agreements (the “Stanford License Agreements”) with the Board of Trustees of the Leland Stanford Junior University (“Stanford”). In connection with this licensing agreement the Company issued 649,999 common shares with a value of $98,930 to Stanford and affiliated inventors. The value of these shares has been recorded as an intangible asset that is being amortized over the life of the underlying patents. As at June 30, 2020, the Company’s intangible assets have a remaining capitalized netbook value of $75,022 (March 31, 2020 - $76,259).

The development milestones under the Stanford License Agreements were updated during the year ended March 31, 2020 to reflect the current stage of development of the Company’s programs. In connection with the amendment of the Stanford License Agreements, Medicenna paid a US$150,000 fee to Leland Stanford Junior University.

The Company has entered into various license agreements with respect to accessing patented technology. In order to maintain these agreements, the Company is obligated to pay certain costs based on timing or certain milestones within the agreements, the timing of which is uncertain. These costs include ongoing license fees, patent prosecution and maintenance costs, royalty and other milestone payments. As at June 30, 2020, the Company is obligated to pay the following:

•	Patent licensing costs due within 12 months totaling $70,500.
•	Patent licensing costs, including the above, due within the next five years totaling $1,283,100.
•	Given the current development plans and expected timelines of the Company it is assumed that a project milestones of US$50,000 and US$100,000 will be due in the next five years.
•	Project milestone payments, assuming continued success in the development programs, of uncertain timing totaling US$2,650,000 and an additional US$2,000,000 in sales milestones.
•	A liquidity payment of $356,548 is due to the National Institute of Health (“NIH”) which represents the remaining payments resulting from the Company’s liquidity event in March 2017.

12

Medicenna Therapeutics Corp.
Notes to the condensed consolidated interim financial statements (unaudited)
June 30, 2020 and 2019
(Expressed in Canadian Dollars)

11.	Commitments cont’d

Contractual obligations	Less than 1 year	1-3 years	3-5 years	Total
Patent licensing costs, minimum annual royalties per license agreements	$70,500	$465,300	$747,300	$1,283,100
Lease payments	$41,460	$38,005	$0	$79,465
Liquidity event payment	$356,548	$0	$0	$356,548

As at June 30, 2020, the Company had obligations to make future payments, representing significant research and development and manufacturing contracts and other commitments that are known and committed in the amount of approximately $5,850,000 of which $465,000 has been paid or accrued at June 30, 2020. Most of these agreements are cancellable by the Company with notice. These commitments include agreements for manufacturing and preclinical studies.

12.	Related party disclosures

(a)	Key management personnel

Key management personnel, which consists of the Company’s officers (President and Chief Executive Officer, Chief Financial Officer, and Chief Development Officer) and directors, earned the following compensation for the following periods:

	June 30, 2020	June 30, 2019
	$	$
Salaries and wages	222,937	222,937
Board fees	28,599	35,560
Stock option expense	157,993	136,679
	409,529	395,176

(b)	Amounts payable to related parties

As at June 30, 2020, the Company had trade and other payables in the normal course of business, owing to directors and officers of $69,540 (2019: $390,066) related to board fees and accrued vacation.

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Medicenna Therapeutics Corp.
Notes to the condensed consolidated interim financial statements (unaudited)
June 30, 2020 and 2019
(Expressed in Canadian Dollars)

13.	Components of expenses

	Three months ended June 30, 2020	Three months ended June 30, 2019
	$	$
General and Administration Expenses
Depreciation expense	10,075	1,237
Stock based compensation	96,414	93,962
Facilities and operations	70,873	62,170
Legal, professional and finance	246,854	30,957
Salaries and benefits	132,933	154,383
Corporate communications	84,350	182,156
Other expenses	90,586	62,046
CPRIT grant claimed in eligible expenses (Note 10)	–	(125,372)
	732,085	461,539

	Three months ended June 30, 2020	Three months ended June 30, 2019
	$	$
Research and Development Expenses
Chemistry, manufacturing and controls	475,983	87,451
Regulatory	143,088	48,136
Discovery and pre-clinical	296,718	494,420
Clinical	347,758	538,537
Salaries and benefits	270,734	265,760
Licensing, patent, legal fees and royalties	185,334	92,150
Stock based compensation	90,771	117,301
CPRIT grant claimed in eligible expenses (Note 10)	–	(869,276)
Other research and development expenses	2,719	53,963
	1,813,105	828,442

14.	Subsequent Events

During the quarter ended June 30, 2020, Medicenna filed a shelf prospectus in the provinces of Alberta, British Columbia and Ontario for up to $100,000,000. In addition, the prospectus was filed with the Securities Exchange Commission on a Form F-10. The shelf prospectus became effective on July 28, 2020 and the Form F-10 became effective July 30, 2020. Subsequent to the quarter end the Company applied to list its common shares for trading on the NASDAQ Capital Markets. Medicenna’s intended listing on the Nasdaq is subject to Medicenna meeting the requirements and criteria to complete such listing, and there can no assurance that such requirements and criteria will be satisfied.

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